

December 17, 2010

David M. Stack
President and Chief Executive Officer
Pacira Pharmaceuticals, Inc.
5 Sylvan Way, Suite 125
Parsippany, New Jersey 07054

> **Re: Pacira Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed December 3, 2010**
> **File No. 333-170245**

Dear Mr. Stack:

We have reviewed your December 3, 2010 amendment and response to our November 29, 2010 comment letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Our Strategy, page 4

1. We note your response to our prior comment 1 and we reissue the comment. Please define "505(b)(2) strategy" where used on page 4 of the filing and explain why the company's use of this strategy is particularly susceptible to objection.

Results of Operations

Comparison of Six Months Ended June 30, 2010 and 2009

Interest Income (Expense), page 61

2. We acknowledge your response and revised disclosure to our comment 17. Please provide a discussion of the underlying reasons for the change in the imputed interest in

2009 and 2008. For significant changes, (i.e. $5.4 million increase from 12/31/2008 to 12/31/2009), disclose the facts and circumstances related to the change in estimate that caused the increase/decrease in the liability (i.e. changes in actual sales and changes in estimates of future cash flows). In addition, disclose the impact the change in your estimates of future cash flows will have on your future operations in your discussion of liquidity.

Liquidity and Capital Resources, page 65

3. We acknowledge your response to prior comment 40. You state in your revised intangible asset disclosure that your revised estimates of future sales were significantly lower than your prior estimates. Disclose the impact that your significantly lower estimated sales will have on your future operations, operating cash flows and liquidity.

Debt Facilities, page 66

4. We note your disclosure provided in response to our prior comment 19; however, you have not included the conversion terms of each series of debt that will be converted into common stock. Please revise your disclosure to include the conversion terms contained in your October 2010 agreement with the holders of the convertible and secured notes and indicate whether the conversion of indebtedness upon completion of the offering is in accordance with its terms.

Business, page 74

Commercial Partners and Agreements, page 84

5. We note your response to our prior comment 23. Please further revise your disclosure to include the following information:
    - You state that the Mundipharma International Holdings Limited agreement continues for a "fixed term" and continues unless terminated by written noticed "within a specified time frame." Please revise your disclosure to quantify the fixed term and notice time frame.
    - You state that you are entitled to receive milestone payments from Mundipharma upon the achievement by Mundipharma of certain milestone events. Please quantify the aggregate potential milestone payments that may be received from Mundipharma pursuant to the agreement.

Management, page 100

Executive Officers and Directors, page 100

6. We note the revised disclosure provided in response to our prior comment 24. Please further revise your disclosure to indicate where Dr. Gary Patou was employed from April 2007 to June 2008. In the event Dr. Patou did not hold any positions other than

directorships during this time, please supplementally advise us of this fact.

Executive Compensation, page 108

Equity Incentive Compensation, page 110

7. We note the revised disclosure provided in response to our prior comments 28 and 29. Please further revise this disclosure to indicate how many of the aggregate 8,705,000 shares of common stock were granted to each named executive officer on an individual basis.

Financial Statements

2. Summary of Significant Accounting Policies

Inventory, page F-9

8. We acknowledge your response to prior comment 35. Even though your inventory may only be allocated a proportionate manufacturing overhead as a percentage of inventory cost it does not appear that your inventory is stated at the lower of market or cost. Please address how you factored in raw material, labor and other overhead cost in determining that your inventory is stated at net realizable value. Please also tell us and quantify the underlying reasons for your large and persistent negative gross margins for the last three years.

4. Acquisition of Skyepharma, Inc., page F-14

9. We acknowledge your response and revised disclosure to prior comment 38. Please quantify and disclose each milestone event for which you will be obligated to pay SkyePharma. Please also disclose the total milestone payments you will be obligated to pay similar to that provided in footnote (1) to your contractual obligation table provided on page 72.

16. Commercial Partners and Agreements, page F-29

10. In your response to prior comment 18, you disclose that you received license fees of $3.8 million and $11.3 million for the years ended December 31, 2009 and 2008. Please disclose whom you received the license fees from, the term, and your accounting for the license fees. In addition, please disclose your revenue recognition policy for license fees.

Amylin Pharmaceuticals, Inc.

11. We acknowledged your response to 44. Please quantify the up-front milestone payment received from Amylin and your accounting treatment. Please also disclose if this up-front payment is refundable or non-refundable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Joseph K. Wyatt, Esq. (Wilmer Cutler Pickering Hale and Dorr LLP)